SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102

(CUSIP Number)

He Jian

Conner Growth Holding Limited

Sertus Chambers, P. O. box 905, Quastisky Building, Road Town,

Tortola, British Virgin Islands

+(86-21) 6877-2231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

He Jian

Floor 5, Building 2, No. 399, Shengxia Road, Pudong New Area

Shanghai, China

+(86-21) 6877-2231

June 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

Conner Growth Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,592,760 ordinary shares(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,592,760 ordinary shares (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,592,760 ordinary shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.51%(2)

14	TYPE OF REPORTING PERSON
CO

(1) including (a) 14,376,378 ordinary shares and (b) 108,191 ADSs, representing 216,382 ordinary shares.

(2) The calculation of this percentage is based on 224,199,311 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of June 24, 2021 as informed by the Company.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

He Jian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,592,760 ordinary shares(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,592,760 ordinary shares(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,592,760 ordinary shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.51%(2)

14	TYPE OF REPORTING PERSON
IN

(1) including (a) 14,376,378 ordinary shares and (b) 108,191 ADSs, representing 216,382 ordinary shares.

(2) The calculation of this percentage is based on 224,199,311 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of June 24, 2021 as informed by the Company.

13D
CUSIP No. 53225G102

Item 1.	Security and Issuer

This statement on Schedule 13D/A (this "Amendment") relates to ordinary shares, par value US$0.000067 per share (the "Ordinary Shares"), of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the "Issuer"), whose principal executive offices are located at Floor 5, Building 2, Yaxin Science & Tech Park, No.399 Shengxia Road, Pudong New Area, Shanghai, 201203 People’s Republic of China.  Two Ordinary Shares of the Issuer are represented by one American depository share (the "ADS").

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on March 6, 2020 (the “Initial Statement”). Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged. Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 4.	Purpose of Transaction

(a)    Shares disposal of to an individual third party

As a result of negotiation at arm’s-length and pursuant to a share purchase agreement entered into on June 21, 2021 between Conner Growth Holding Limited (“Conner Growth”) and an individual (the “Individual Purchaser”), Conner Growth transferred 5,600,000 Ordinary Shares to the Individual Purchaser for certain consideration in cash, representing 2.50% of the total Ordinary Shares outstanding as of June 24, 2021. The Individual Purchaser has the citizenship of People’s Republic of China, and, to the best knowledge of the Reporting Persons, an independent third party to the Reporting Persons and the Company.

(b)   ADSs disposal of on the public market

From March 23, 2021 to June 24, 2021, the Reporting Persons disposed of on the public market (i) an aggregate of 1,500,000 ADSs which were converted from 3,000,000 Ordinary Shares previously held by the Reporting Persons and (ii) certain ADSs previously held by the Reporting Persons, resulting in the Reporting Persons holding 108,191 ADSs as of June 24, 2021 and a decrease of 42,898 ADSs from the number of ADSs held by the Reporting Persons as of March 6, 2020. The disposal of ADSs on the public market were made in reliance on Rule 144 of the 1933 Securities Act, as amended.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Amendment are incorporated herein by reference.

Each Reporting Person may be deemed to own beneficially 14,592,760 Ordinary Shares, representing approximately 6.51% of the total outstanding Ordinary Shares of the Issuer. This percentage is calculated based on the total of 224,199,311 outstanding shares as of June 24, 2021, as informed by the Company.

He Jian is the sole beneficial owner of Conner Growth.  Pursuant to Rule 13d-3, He may be deemed to share Conner Growth’s beneficial ownership over the Issuer.

(c)

Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days none of the Reporting Persons has effected any transactions in Ordinary Shares.

(d)

None.

(e)

Not Applicable.

13D
CUSIP No. 53225G102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2021

Conner Growth Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

He Jian

By:	/s/ He Jian
Name:	He Jian